United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K/A

(AMENDMENT NO. 1)

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 31, 2025

ISRAEL ACQUISITIONS CORP

(Exact Name of Registrant as Specified in its Charter)

Cayman Islands	001-41593	87-3587394
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

12600 Hill Country Blvd, Building R, Suite 275 Bee Cave, Texas	78738
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 508-1531

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)*	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one redeemable warrant	ISLUF	N/A
Class A ordinary shares, par value $0.0001 per share	ISRLF	N/A
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	ISLWF	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

*The registrant’s units, Class A ordinary shares, par value $0.0001 per share and warrants each trade on the OTC Markets under the trading symbols “ISLUF”,  "ISRLF" and “ISLWF”, respectively.

Explanatory Note

This Amendment No. 1 to the Current Report on Form 8-K amends Item 1.01 of the Current Report on Form 8-K filed on January 2, 2026 (the “Original Form 8-K”) solely to disclose the second amendment to the business combination agreement by and among Israel Acquisitions Corp, a Cayman Islands exempted company (the “Company”), Gadfin Ltd., a company domiciled in Israel (“Gadfin”) and Gadfin Regev Holdings Ltd., a company domiciled in Israel (“NewPubco”), filed as Exhibit 2.3 hereto. No other changes have been made to the Original Form 8-K.

Item 1.01. Entry into a Material Definitive Agreement.

Administrative Services Agreement Waiver

On January 12, 2023, Israel Acquisitions Corp, a Cayman Islands exempted company (the “Company”) entered into an Administrative Services Agreement (the “Agreement”), with Israel Acquisitions Sponsor LLC (the “Sponsor”, together with the Company, the “Parties”). On December 31, 2025, the Parties entered into a waiver to the Agreement (the “Waiver”) whereby the Parties agreed to waive the administrative fees due under the Agreement. Pursuant to the Waiver, the waived administrative fees include (i) the $10,000 per month owed to the Sponsor until the consummation by the Company of an initial business combination or the Company’s liquidation, and (ii) the $240,000 accrued fees to date.

The foregoing description of the Waiver is only a summary and is qualified in its entirety by reference to the full text of the Waiver, which is attached hereto as Exhibit 10.1, and incorporated by reference herein.

Second BCA Amendment

As previously reported in Current Reports on Form 8-K, filed with the U.S. Securities and Exchange Commission (“SEC”) on January 27, 2025 and July 3, 2025, the Company entered into a business combination agreement on January 26, 2025, as amended on July 2, 2025 (the “BCA”) with Gadfin Ltd., a company domiciled in Israel (“Gadfin”).

Pursuant to Section 8.3 of the BCA, the BCA may be amended, modified or supplemented by an agreement in writing executed by the Company and Gadfin. On December 31, 2025, the Company, Gadfin, and Gadfin Regev Holdings Ltd., a company domiciled in Israel (“NewPubco”) entered into a second amendment to the BCA (the “Second BCA Amendment”). Pursuant to the Second BCA Amendment, the Company and Gadfin agreed to revise Section 7.1(d) to extend the termination date to March 16, 2026. In connection with this change, the prior provisions that provided for automatic extensions of the termination date were removed. All other termination rights under the BCA remain.

The foregoing description of the Second BCA Amendment is only a summary and is qualified in its entirety by reference to the full text of the Second BCA Amendment, which is attached hereto as Exhibit 2.3, and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of January 26, 2025, by and among, Israel Acquisitions Corp and Gadfin Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on January 27, 2025)

2.2	Amendment No. 1 to the Business Combination Agreement, dated July 2, 2025, by and among Israel Acquisitions Corp, Gadfin Ltd., and Gadfin Regev Holdings Ltd. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by the Company on July 3, 2025)

2.3	Amendment No. 2 to the Business Combination Agreement, dated December 31, 2025, by and among Israel Acquisitions Corp, Gadfin Ltd., and Gadfin Regev Holdings Ltd.

10.1	Waiver to the Administrative Services Agreement, dated as of December 31, 2025, by and among, the Company and the Sponsor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on January 2, 2026)

104	Cover Page Interactive Data File (embedded within the Inline document)

* Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K, Item 601(a)(5). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ISRAEL AcquisitionS Corp

	By:	/s/ Ziv Elul
		Name:	Ziv Elul
		Title:	Chief Executive Officer and Director

Dated: March 9, 2026